CBL & ASSOCIATES PROPERTIES, INC.

CBL Center

2030 Hamilton Place Blvd., Suite 500

Chattanooga, Tennessee 37421-6000

October 26, 2007

Ms. Pam Howell

Special Counsel

U.S. Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, DC 20549

RE:	CBL & Associates Properties, Inc. (herein the “Company” or “CBL”)

Definitive Schedule 14A

Filed March 28, 2007

File No. 001-12494

Via EDGAR Filing System

Dear Ms. Howell:

In reference to your comment letter of August 21, 2007 and with respect to your review of CBL’s definitive proxy materials filed on Schedule 14A for the Company’s 2007 Annual Meeting of Shareholders, this letter sets forth our response to each comment, numbered to correspond to the Staff’s letter.

Schedule 14A

Compensation Discussion and Analysis, page 20

1.

The base salary and cash bonus reward the named executive officers for their contributions to the company’s performance, “including the successful completion of specific projects or attainment of other specified objectives considered by the Compensation Committee in determining the amount of annual bonus payments to certain officers.” Provide a detailed discussion of the specific projects and objectives that were considered by the Compensation Committee and analyze how these projects and objectives were used to determine the actual salary and bonus. For restricted stock awards, disclose the specific elements of officer performance that were considered and analyze how these elements of performance were used to determine the actual stock award.

The Compensation Committee of the Company’s Board of Directors receives recommendations from CBL’s senior management as to the three elements that make up the compensation of the named executive officers: (1) the base salaries for the named executive officers, in conjunction with the preparation and approval of an annual executive compensation budget for the Company; (2) the maximum potential bonus to be provided for each named executive officer, in conjunction with the preparation and approval of the annual executive compensation budget; and (3) the recommended amount of annual restricted stock grants to each

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named executive officer, in conjunction with the preparation and approval of annual grants of restricted stock under the Company’s Stock Incentive Plan. Management’s recommended executive compensation budget, pursuant to which annual base salaries and bonus opportunities are determined, is normally approved for each year during the fourth quarter of the preceding fiscal year. Management’s recommendations concerning the annual restricted stock grants historically have been reviewed and approved at the Compensation Committee’s May meeting following CBL’s annual meeting of shareholders (although management presently is recommending a change in the timing of these grants, as noted below). As discussed in more detail in response to Comment 3 below, management’s recommendations are presented to the Compensation Committee by the Company’s Chief Executive Officer, Charles B. Lebovitz. The following discussion provides additional information as to the factors considered by the Compensation Committee in evaluating and acting upon management’s recommendations with respect to each of these three elements of compensation for CBL’s named executive officers.

Base Salaries. Management’s recommendations in the annual executive compensation budget as to base salaries are based on the historical levels of base salaries paid to the named executive officers, with adjustments that management subjectively has deemed appropriate based on the overall performance of the Company and the overall performance of the named executive officer. In reviewing and acting upon management’s recommendations as to base salaries, the Compensation Committee considers each officer’s level of responsibility, experience and tenure with the Company, in addition to the performance of such officer in carrying out his responsibilities and in overseeing the responsibilities of those under his supervision. The achievements of the particular division over which a named executive officer has supervision are also considered by the Compensation Committee. The Compensation Committee’s evaluation of each named executive officer also includes an evaluation of the overall performance of the Company. While neither management nor the Compensation Committee utilizes any specific formulas or quantitative metrics in recommending and approving base salaries for the named executive officers, management’s recommendations and the Compensation Committee’s review of those recommendations are not arbitrary processes. The performance of each named executive officer is considered as set forth above, along with consideration of a number of indicators of the overall performance of the Company, including without limitation (i) the Company’s annual growth in funds from operations (or “FFO”, since FFO is one of the performance measures most commonly utilized by the market in analyzing the performance of REITs); (ii) the Company’s achievement of growth in net operating income (or “NOI”); (iii) the Company’s maintenance of occupancy levels in its shopping centers and achievement of increases in such occupancy levels; and (iv) the stock price appreciation for the Company’s equity securities;.

The overall success and growth of the Company (including the matters listed above) are certainly factors considered by the Compensation Committee in determining whether the named executive officers receive increase in their base salaries as well as in setting the amount of any such increases. As stated above, however, the Compensation Committee does not utilize “thresholds” or “targets” in its consideration of such factors, and there is no formulaic correlation between the Company’s growth and the determination of any increase in base salaries for the named executive officers. The Compensation Committee also reviews (for informational purposes only) the base salaries of similarly-situated executive officers at a group of seven comparable publicly traded mall REITs (listed in the 2007 CD&A) that are deemed to be peers of the Company. This review of the base salaries of similarly-situated executive officers is for the purposes of giving the Compensation Committee a general sense of the manner in which the

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base salaries for the named executive officers compare with similarly-situated executive officers in the peer group and to provide to the Compensation Committee an understanding of whether the Company is competitive in the base salaries paid to the named executive officers (taking into account differences in size and scope of operations between the Company and certain of its peers). The Compensation Committee does not, however, set specific competitive pay targets or objectives in this review or otherwise engage in any formal “benchmarking” comparisons of the compensation of the Company’s named executive officers against that of the executives of these peer companies.

Annual Bonus Opportunities. As part of establishing the annual executive compensation budget submitted to the Compensation Committee for approval, management also recommends a targeted maximum amount of annual bonus that may be earned by each named executive officer for performance during the upcoming fiscal year. Management’s recommendations for these bonus targets are generally based on the amount of such awards that have been made in past years in relation to the criteria considered for each officer (as discussed below), with such increases or other adjustments as management deems advisable in light of the Company’s business plans for the current year. As with the base salary recommendations discussed above, management subjectively considers the overall performance of both the named executive officers and the Company, including consideration of the factors referenced above under the Base Salaries discussion, in preparing its recommendations as to annual bonus awards. The Compensation Committee does not, however, set targets or utilize specific formulas or quantitative metrics in developing such recommendations.

For three of the Company’s named executive officers (John N. Foy, Stephen D. Lebovitz and Eric P. Snyder), the determination of the maximum targeted bonus for each officer as set forth in the annual compensation budget, as well as the determination of the amount of bonus ultimately paid, also reflects consideration by both senior management (particularly the Chief Executive Officer) and the Compensation Committee of various factors related to the successful continuation and/or completion of development, financing, leasing and re-leasing, expansions, acquisitions, joint ventures and market transactions with respect to the Company and its properties identified by senior management and the Compensation Committee as being within such executive’s areas of responsibility. The material factors considered in making bonus determinations with reference to such projects include successful completion of development projects (i.e., completion of construction or phases of construction on multi-phased projects and grand openings); achievement of acceptable pro forma returns; achievement of lease up levels for new developments and maintaining and increasing occupancy levels in existing projects in the Company’s portfolio; successful completion of financings (i.e., closing on financings and re-financings and enhancement of the Company’s debt structure); successful closing of acquisitions of additional properties for the Company’s portfolio; and successful completion of market transactions (i.e., issuances of additional equity securities and other market transactions including stock repurchase programs). Since each of these factors may be significantly influenced by events affecting the national economy, as well as the local economies of the markets in which our shopping center properties are located, the degree of challenge presented to each officer in achieving successful performance will vary significantly from year to year, and may differ within a given year from that which was anticipated by the Compensation Committee in budgeting for annual executive bonuses. Accordingly, the Compensation Committee’s final decision as to the bonuses paid each year is based on its overall, qualitative evaluation of each officer’s performance with regard to such factors in light of the Company’s performance and the external factors (economic and otherwise) that impacted such performance during the year.

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It also is not unusual for changes in the projects so considered for each officer to be made during the course of the year based on changes in the Company’s development, acquisition, financing and market plans which may occur throughout any given year. Certain of these changes may be due to internal considerations, while others may be due to changes in market factors that are beyond the control of the Company or any of its individual executives. Accordingly, while the bonus paid to each executive for the year typically is not increased beyond the targeted amount approved by the Compensation Committee, the final bonus payment may be decreased (or, in cases of exceptional performance, increased within an approved level of allowable increases set forth in the overall executive compensation budget) versus the budgeted amount, and the projects ultimately considered in determining the amount of annual bonus paid to each officer may differ from those utilized in setting such officer’s maximum targeted bonus in the initial executive compensation budget based on such changes in the Company’s business plans during the year. These matters are reviewed by the Compensation Committee with the Chief Executive Officer, and revised as needed, when the Compensation Committee meets during the year, with final decisions for the year typically being made at the Compensation Committee’s meeting during the fourth quarter. Historically, the Compensation Committee typically meets twice during each year; however, the Committee may meet more often if needed. The final bonus payout for each named executive officer is determined by the Compensation Committee based on the Committee’s ultimate evaluation of such officer’s performance during the year, but within the parameters of the approved executive compensation budget and giving such consideration as the Compensation Committee deems appropriate, based on developments throughout the year, to the project-related matters and other factors described above.

For John N. Foy, a named executive officer and Vice Chairman of the Board and Chief Financial Officer of the Company, and Stephen D. Lebovitz, a named executive officer and the Company’s President, the projects among which the Compensation Committee allocates various components of their potential annual bonuses typically include the completion of acquisitions, closing of financing transactions, completion of phases of construction on development of shopping centers, completion and grand opening of shopping centers, completion of joint ventures and completion of securities offerings.

For Eric P. Snyder, a named executive officer and the Company’s Senior Vice President and Director of Corporate Leasing, the Compensation Committee allocates components of his potential annual bonus based on the achievement of various leasing thresholds and leasing spreads for the Company’s development projects and the maintaining and increasing of occupancy levels and leasing spreads for the Company’s existing projects.

For the Company’s other two named executive officers, Charles B. Lebovitz and Augustus N. Stephas, the targeted bonus approved by the Compensation Committee as part of the Company’s annual executive compensation budget, as well as the Compensation Committee’s discretionary decision during the fourth quarter concerning the amount of annual bonus ultimately paid to such officers, is based on the Compensation Committee’s subjectiveevaluation of the overall performance of the Company and each of these officers’ contributions to such performance for the relevant fiscal year. The bonus payments to these two named executive officers are not allocated to or determined pursuant to the Compensation Committee’s consideration of any specifically designated projects.

Restricted Stock Awards. Management also prepares and presents to the Compensation Committee a list of suggested amounts for the annual grant of restricted stock awards to

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participants in the Company’s Stock Incentive Plan, including the named executive officers. The recommended levels of restricted stock awards are based on historical levels of such awards in past years with increases or decreases that management has subjectivelydeemed appropriate based on the overall performance of the Company. As with the base salaries and annual bonus awards discussed above, no formulaic approach is utilized to determine management’s recommendation as to restricted stock awards to the named executive officers. Both management’s recommendations and the Compensation Committee’s approval of such awards, however, are determined with reference to the principle that the number of shares of restricted stock included in each annual grant should reflect the recipient’s level of responsibility, such that the number of shares awarded is higher for individuals with greater responsibility and greater ability to influence the Company’s performance. Accordingly, the three largest grants of restricted stock, on an annual basis, normally are made to the Company’s three most senior executive officers – Charles B. Lebovitz, Stephen D. Lebovitz and John N. Foy. Eric P. Snyder and Augustus N. Stephas typically receive grants of restricted stock commensurate with the amounts of such grants awarded to the other senior vice presidents of the Company.

Management does not necessarily consider any specific element of the performance of a named executive officer in recommending to the Compensation Committee the levels of annual grants of restricted stock but, rather, subjectively considers the overall performance of both the Company and the named executive officer, the number of shares granted in the past, and the scope of authority of each named executive officer. The Compensation Committee reviews and acts upon management’s recommendations based upon its subjective evaluation of these same considerations. Ultimately, while the Compensation Committee’s decision regarding the number of shares of restricted stock granted to each named executive officer in a given year incorporates consideration of both Company and individual officer performance, the most important elements that influence this decision are the Committee’s judgment regarding the overall number of shares to be granted and the appropriate allocation of shares to individuals at different levels of responsibility. The Compensation Committee historically has made these grants at its May meeting following the Company’s annual meeting of shareholders. For 2007, however, management recommended, and the Compensation Committee agreed, that, based on its overall evaluation of the Company’s performance during the first quarter of fiscal 2007, consideration of the annual restricted stock awards to be made (if any) should be deferred until the Compensation Committee’s fourth quarter meeting so as to provide management and the Compensation Committee the opportunity to further evaluate the overall performance of the Company for the first, second and third quarters of fiscal 2007. Subsequently, management has determined to recommend to the Compensation Committee, at its upcoming November, 2007 meeting, that the Company alter the timing of this process for 2007 and all future years. If the Compensation Committee concurs with management’s recommendation, then management will present its list of suggested amounts for the annual grants of restricted stock awards for initial consideration by the Compensation Committee at its Fall meeting (usually in late October or early November of the fourth quarter of the Company’s fiscal year). The Compensation Committee, in consultation with management, will then make its final decisions concerning the annual restricted stock grants for each fiscal year in its Spring meeting (usually in February of the first quarter of the following year), so that both management and the Compensation Committee will have had the opportunity to consider the Company’s financial and operating results for the full preceding year in making such awards.

We will revise our discussion of each of these three elements of compensation in the Company’s Compensation Discussion and Analysis in next year’s proxy statement to include the

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additional information discussed above in response to your Comment 1.

2.

Individual officer performance is an important factor in determining compensation. Please discuss how the specific forms of compensation are structured and implemented to reflect each named executive officer’s individual performance and/or individual contribution to these items of the registrant’s performance, describing the elements of individual performance and/or contribution that are taken into account. See Item 402(b)(2)(vii)of Regulation S-K.

While the individual performance of each named executive officer is an important factor in the determination of his compensation, such performance is evaluated on a largely subjective basis by the Compensation Committee utilizing the criteria discussed in response to Comment 1 above, without any specific formulaic relationship or other tie to the overall performance of the Company or to any specific, quantitative performance metrics. The Compensation Committee receives and evaluates management’s recommendations as to base salaries, annual bonuses and restricted stock awards for the named executive officers, and makes its ultimate determinations as to each of these items of compensation, in the manner discussed above in response to Comment 1. The Compensation Committee’s subjective analysis of the compensation and performance of each named executive officers includes a review of the recommendations made by management in consultation with Charles B. Lebovitz, but the Compensation Committee is not bound by management’s recommendations and makes its own determinations as to these matters.

3.

Please elaborate on the role of Charles Lebovitz in CBL’s compensation process and his input during the crafting of compensation packages. For example, state whether or not he makes recommendation to the Compensation Committee relating to measures, targets and similar items that affect his compensation and whether Mr. Lebovitz retains the ability to attend Committee meetings.

The role of Charles B. Lebovitz in the Company’s compensation process is significant in the preparation (“crafting”) and presentation of management’s recommendations to the Compensation Committee. Charles B. Lebovitz, in consultation with senior management, including Augustus N. Stephas, John N. Foy and Stephen D. Lebovitz and others, prepares management’s recommendations regarding these matters, and Charles B. Lebovitz personally presents such recommendations to the Compensation Committee. These recommendations include a recommendation regarding the annual base salary and potential annual bonus for Charles B. Lebovitz as the Company’s Chief Executive Officer, although the final decisions regarding these matters are left to the discretion of the Compensation Committee to determine based on the Committee’s own deliberations. Charles B. Lebovitz attends each meeting of the Compensation Committee and participates actively in the discussion of the compensation for the other named executive officers and other officers of the Company.

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4.

You state on page 21 that senior management provides input to the Compensation Committee regarding each individual’s performances during that year and that Stephen Lebovitz is involved with the annual reviews of the officers. Please elaborate upon Mr. Lebovitz’ and senior management’s roles in this process.

Each executive officer of the Company, including the named executive officers (other than Charles B. Lebovitz), receives an annual review of his/her performance in accordance with the procedure described below during each Company fiscal year. As stated above and in the Company’s 2007 CD&A, the Compensation Committee undertakes the annual review of the performance of Charles B. Lebovitz and meets with him in connection with such review. For all other executive officers, one or both of Charles B. Lebovitz and Stephen D. Lebovitz will participate in the annual review of each executive officer, and will meet with such officer as part of the review process. If the executive officer has an immediate supervisor, such supervisor will likewise participate in such annual review and in the in-person performance review with the officer, and will provide his or her subjective evaluation of the performance of the particular officer under his/her supervision. The role of both Charles B. Lebovitz and Stephen D. Lebovitz, as well as the role of any immediate supervisors involved in these annual reviews, has been to subjectively evaluate the performance of each officer as to his/her contribution to the overall success and growth of the Company taking into account the individual’s performance and results. Charles B. Lebovitz is responsible for conveying the results of these performance reviews to the Compensation Committee in conjunction with its review of management’s recommendations concerning the compensation of such individuals.

We will revise our discussion of management’s involvement in compensation decisions in the Company’s Compensation Discussion and Analysis in next year’s proxy statement to include the additional information discussed above in response to your Comments 3 and 4.

5.

The overall discussion regarding how each element of compensation is determined is very general in nature. Provide clear disclosure as to how the company determines the amount for each element of compensation. See Item 401(b)(1)(v) [sic.] of Regulation S-K. Discuss in greater detail the factors considered, analyzing how these factors were used to determine the actual awards. Explain why these named executive officers were paid each element of compensation paid and analyze in greater detail the subjective factors considered.

Item 402(b)(1)(v) of Regulation S-K states that the Compensation Discussion and Analysis should describe how the Company determines the amount (and, where applicable, the formula) for each element of executive pay. The Company’s approach to determining each element of compensation for the named executive officers has been and continues to be based on the factors discussed in response to Comment 1 above and is, as your comment suggests, somewhat “general in nature.” The Compensation Committee has not determined it to be in the Company’s best interests to craft and implement specific formula-driven compensatory programs for its executive officers. The Compensation Committee has elected, instead, to maintain the flexibility that is inherent in the more subjective processes described in our response to Comment 1. Since its inception, the Company has experienced annual growth in its funds from operations (FFO) and, as discussed in response to Comment 1 above, the Compensation

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Committee has recognized that growth as a factor in the setting of compensation levels for the executive officers. The Compensation Committee’s consideration of FFO growth, however, has been just one element (along with the other matters discussed in response to Comment 1) in the Compensation Committee’s overall evaluation of the Company’s performance from year to year. As such, it may be given more or less weight versus other factors depending upon the Compensation Committee’s subjective evaluation, in consultation with the Chief Executive Officer, of the overall performance of the Company in a given year in relation to the performance of the overall economy and of the Company’s peers. The Compensation Committee’s use of such factors has not included the use of specific formulas, targets or percentages to set compensation levels for the named executive officers.

Base Salaries, page 21

6.

You state that you reviewed the base salaries for executives at a group of seven comparable publicly traded mall REITs. Clarify whether you engage in benchmarking base salaries or any other element of compensation to these comparable companies. See Item 402(b)(2)(xiv) of Regulation S-K. Analyze the role of these companies in determining overall compensation and any individual components - such as whether you have established specific benchmarks for total compensation or individual components of compensation as compared to these companies. If so, your disclosure should include a discussion of where you target each element of compensation against the comparator companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

As discussed in response to Comment 1 above, the Compensation Committee’s review of this data is for informational purposes only, to provide the Compensation Committee with a general sense of the manner in which the base salaries for the named executive officers compare with similarly-situated executive officers in the peer group and to provide to the Compensation Committee an understanding of whether the Company is competitive in the base salaries paid to the named executive officers. The Compensation Committee does not set specific competitive pay targets or objectives or otherwise engage in any formal “benchmarking” comparisons of the compensation of the Company’s named executive officers against that of the executives at these peer companies.

7.

The Compensation Committee evaluates and approves adjustments to the base salaries of the named executive officers annually during the fourth quarter, for the following fiscal year. If the Committee has evaluated and approved adjustments to the base salaries for 2007, provide clear disclosure of the evaluation and adjustments. See Instruction 2 to Item 402(b) of Regulation S-K.

The Compensation Committee’s process for setting base salaries and the factors considered are discussed in response to Comment 1 above. Set forth below, for illustrative purposes, is an example (using 2006-2007 numbers) of additional disclosure that we would propose to add to the discussion of “Base Salaries” in the CD&A in next year’s proxy statement,

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to address the matters referenced in this Comment 7:

At meetings held on October 26, 2005 and November 1, 2006, based on management’s recommendations as presented to the Compensation Committee by the Chief Executive Officer and on the Compensation Committee’s subjectiveevaluation of the factors described above, the Compensation Committee set the base salaries of each of the named executive officers as follows:

	2006 Base Salary	2007 Base Salary
Charles B. Lebovitz Chairman of the Board and Chief Executive Officer	$558,802	$575,566
John N. Foy Vice Chairman of the Board, Chief Financial Officer and Treasurer	$486,320	$506,320
Stephen D. Lebovitz Director, President and Secretary	$475,000	$500,000
Eric P. Snyder Senior Vice President – Director of Corporate Leasing	$446,000	$466,000
Augustus N. Stephas Senior Vice President – Chief Operating Officer	$456,600	$476,000

In the case of Charles B. Lebovitz, John N. Foy and Stephen D. Lebovitz, these base salaries were approved to take effect as of January 1 of the relevant year. In the case of Mr. Stephas, the effective date is February 28 of the relevant year, and in the case of Mr. Snyder, the effective date is September 15 of the relevant year. For 2006, the increases in base salary as compared to 2005 amounted to approximately 3.0% for Charles B. Lebovitz, 4.3% for John N. Foy, 5.6% for Stephen D. Lebovitz, 4.7% for Eric P. Snyder and 4.6% for Augustus N. Stephas. For 2007, the increases in base salary as compared to 2006 amounted to approximately 3.0% for Charles B. Lebovitz, 4.1% for John N. Foy, 5.3% for Stephen D. Lebovitz, 4.5% for Eric P. Snyder and 4.3% for Augustus N. Stephas. The weighted average increases in the base salaries of the named executive officers in 2006 and 2007 were 4.4% and 4.2%, respectively.

8.

Provide a more detailed discussion of the policies for allocating between long-term and currently paid out compensation, and the policies for allocating between cash and non-cash compensation, and among different forms of non-cash compensation. See Item 402(b)(2)(i) and (ii) of Regulation S-K.

The Compensation Committee does not have any pre-established policies or targets for the allocation between either cash and non-cash or short-term and long-term compensation. However, as reflected in the CD&A presented in the Company’s 2007 proxy statement, the Compensation Committee utilizes grants of restricted stock, coupled with an opportunity for officers to elect to receive annual bonuses in unrestricted shares of Common Stock, in conjunction with the Company’s stock ownership guidelines for directors and executive officers to encourage and create ownership and retention of the Company’s stock by both directors and key employees (including the named executive officers). As stated in the 2007 CD&A, the Compensation Committee believes that this is an effective means of both encouraging and

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rewarding the creation of long-term value for the Company’s stockholders by senior executives (including the named executive officers).

9.	When discussing long-term compensation, provide the basis for allocating compensation to each different form of award. See Item 402(b)(2)(iii) of Regulation S-K.

As reflected in the 2007 proxy statement, the Company does not currently utilize any long-term incentive awards or similar plans which compensate the named executive officers on the basis of performance targets or other criteria which are determined by reference to the Company’s results over more than one fiscal year. Accordingly, as reflected in the 2007 proxy statement and in our response to Comment 8 above, the Compensation Committee currently relies on grants of time-vesting restricted stock, coupled with an opportunity for officers to elect to receive annual bonuses in unrestricted shares of Common Stock, as a means of providing compensation to the named executive officers which rewards them for the creation of long-term value for the Company’s stockholders. The Compensation Committee’s policies and procedures for determining the amount of compensation to be awarded to the named executive officers pursuant to both annual bonuses and restricted stock grants are discussed in response to Comment 1 above.

Bonus Opportunities, page 21

10.

Disclose the factors that were considered in determining the bonuses paid to Charles Lebovitz and Mr. Stephas, including the specific aspects of each officer’s performance and the specific contributions to the company’s performance that were considered.

The factors considered by the Compensation Committee in determining the bonuses paid to Charles B. Lebovitz and Augustus N. Stephas are discussed above in the response to Comment 1.

Additional Information Concerning Director Compensation, page 31

11.

Please revise to provide a narrative description of the registrant’s processes and procedures for the consideration and determination of director compensation. Refer to Item 407(e)(3) of Regulation S-K.

The compensation of the Company’s non-employee directors is intended to be competitive and reasonable in relation to the directors’ responsibilities for supervising the overall management and policies of the Company, and in relation to the compensation of non-employee directors at the same group of peer companies reviewed by the Compensation Committee in setting base salaries for the named executive officers (taking into account differences in size and scope of operations between the Company and certain of its peers). As reflected in the description of director compensation contained in the Company’s 2007 proxy statement,

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additional compensation is provided to non-employee directors who serve on the Executive Committee, and to the Chairman of the Audit Committee, in recognition of the additional workload undertaken by such directors. While the Compensation Committee reviews the compensation paid to the non-employee directors periodically, the Company typically has not adjusted such compensation on an annual basis, but only when the Compensation Committee decides that its review indicates that some adjustments may be warranted. As in the case of the Compensation Committee’s review of executive salaries at the peer companies discussed in response to Comment 1 above, such review is only intended to provide the Compensation Committee with a general understanding of whether the Company’s compensation of its outside directors is competitive for purposes of attracting and retaining well-qualified individuals to serve as non-employee directors of the Company. As in the case of executive officer compensation, the Compensation Committee does not set specific competitive compensation objectives or otherwise engage in any formal “benchmarking” comparisons of the compensation of the Company’s directors against that of directors of the peer companies considered. The equity component of director compensation as described in the 2007 proxy statement, in conjunction with the Company’s stock ownership guidelines for non-employee directors, is intended by the Compensation Committee to align the interests of the non-employee directors with those of the Company’s stockholders by ensuring that they attain and maintain a significant proprietary interest in the Company.

We will revise our discussion of director compensation in next year’s proxy statement to include the additional information discussed above in response to your Comment 11.

In connection with our responses, we acknowledge that:

▪	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments concerning this letter, please do not hesitate to contact the undersigned or Andy Cobb in my absence at (423) 855-0001.

Sincerely,

CBL & ASSOCIATES PROPERTIES, INC.

/s/ Charles B. Lebovitz

Charles B. Lebovitz

Chairman of the Board

and Chief Executive Officer

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